EXHIBIT 99.1

PRESS RELEASE

Banro Appoints Interim President & CEO

Toronto, Canada – March 6, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) announces that Mr. Simon Village has stepped down from his roles as President and Chief Executive Officer of the Company effective immediately.  The Company thanks Mr. Village for his years of service and wishes him well in his future endeavours.  The board has appointed Dr. John Clarke to the role of Interim President and CEO and will conduct a search for a new President and CEO under the direction of the Company’s chairman, Bernard van Rooyen.

Dr. John Clarke
Dr. Clarke has served on Banro’s board of directors since 2004 and is a member of the board’s Technical Committee.  During his long career involved in African mining, he has held a number of executive positions including Executive Director of Ashanti Goldfields and most recently served as the CEO of Nevsun Resources Limited, which successfully brought the Bisha Mine into production in Eritrea.  While at Ashanti, Dr. Clarke was responsible for strategic planning and business development and contributed to establishing Ashanti's gold exploration program throughout sub-Saharan Africa.  Dr. Clarke is a non-executive director of PMI Gold Corporation, Mediterranean Resources Ltd. and Great Quest Metals Ltd.  Dr. Clarke holds a Ph.D. in metallurgy from Cambridge University and M.B.A. from the University of Middlesex.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Vice President, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com.